2/21/03

KG 2/20

03002021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 13 2003 PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8- 51389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVIAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 BOYLSTON STREET, 4TH FLOOR
(No. and Street)

BOSTON (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AVI COHEN 617-988-8151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOSULE, BUTKUS & JESSON, LLP
(Name – *if individual, state last, first, middle name*)

480 ADAMS STREET (Address) MILTON (City) MA (State) 02186 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, AVI COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVIAN SECURITIES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, ~~except as follows:~~

____

Signature

PRESIDENT

Title

BETTE M. GOSULE
Notary Public
My Comm. Expires Nov. 6, 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVIAN SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Avian Securities, Inc.
(SEC I.D. No. 8/51389)

Independent Auditor's Report and Supplemental Report on Internal Control

Financial Statements and Supplemental Schedule
Year Ended December 31, 2002

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

AVIAN SECURITIES, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 342. 7033

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Avian Securities, Inc.
100 Boylston Street
Boston, Massachusetts 02116

We have audited the accompanying statement of financial condition of Avian Securities, Inc. (an "S" corporation) as of December 31, 2002 and the related statements of operations, change in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Avian Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in The United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of computation of net capital pursuant to Rule 15c3-1 as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Gosule, Butkus & Jesson, LLP

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Milton, Massachusetts
January 17, 2003

AVIAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets:	
Cash	$ 254,020
Receivables from clearing organization	502,944
Prepaid expenses	14,839
Total current assets	771,803
Office equipment and fixtures:	
Office equipment and fixtures	97,509
Less: accumulated depreciation	< 57,728>
Total office equipment and fixtures	39,781
Other assets:	
Certificate of deposit	155,412
Security deposit	45,000
Total other assets	200,412
	$ 1,011,996

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 208,850
Bank overdraft	20,560
Loans from stockholder	14,722
Total current liabilities	244,132
Stockholder's equity:	
Common stock, $.001 par value	
200 shares authorized	
96 shares issued and outstanding	-
Additional paid in capital	400,000
Retained earnings	367,864
Total stockholder's equity	767,864
	$ 1,011,996

See accompanying auditor's report and notes.

AVIAN SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

Income:	
Commissions	$ 5,519,898
Miscellaneous income	3,697
Trading loss	< 8,034>
Total income	5,515,561
Operating expenses:	
Payroll, commissions, and related expenses	3,816,527
Brokerage expense and clearing fees	645,895
Professional fees	196,761
Communication expenses	77,933
Occupancy and office supplies	205,440
Depreciation	14,729
Other operating expenses	161,793
Total operating expenses	5,119,078
Income before provision for income taxes	396,483
Provision for income taxes	3,249
Net income	$ 393,234

See accompanying auditor's report and notes.

AVIAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 400,000	$< 25,370>	$ 374,630
Net income	-	393,234	393,234
Balance, end of year	$ 400,000	$ 367,864	$ 767,864

See accompanying auditor's report and notes.

AVIAN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 393,234
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation	14,729
Change in:	
Receivable from clearing organization	115,526
Prepaid expenses	< 14,839>
Accrued expenses	< 305,583>
Security deposit	< 45,000>
Net cash provided by operating activities	158,067
Cash flows from investing activities:	
Certificate of deposit	< 155,412>
Purchase of office equipment and fixtures	< 33,192>
Net cash used by investing activities	< 188,604>
Cash flows from financing activities:	
Loans from stockholder	14,722
Net cash provided by financing activities	14,722
Net decrease in cash	< 15,815>
Cash, beginning of year	249,275
Cash, end of year	$ 233,460
Summary of cash accounts:	
Cash	$ 254,020
Bank overdraft	< 20,560>
	$ 233,460
Supplemental disclosures of cash flows:	
Cash paid for income taxes	$ 3,249

See accompanying auditor's report and notes.

AVIAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Avian Securities, Inc. ("the Company") is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance and execution services to Bank of New York ("BNY"), a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to some extent, dependent on investment trends of the Unites States economy.

The agreements between the Company and BNY provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from BNY on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivable from clearing organization

The Company uses the specific identification method of accounting for losses arising from uncollectible receivable from clearing organizations. Under this method, receivable from clearing organization is written off to bad debt expense in the period it is deemed to be uncollectible. In the opinion of management, substantially all of the receivable from clearing organization is considered to be realizable at the amounts stated in the accompanying statement of financial condition and no allowance for doubtful accounts is considered necessary.

AVIAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Office equipment and fixtures

Office equipment and fixtures are capitalized at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The related useful lives of the assets are:

Computer equipment	3 years
Computer software	3 years
Furniture	5 years
Telephone equipment	5 years

Revenue recognition

The Company follows the practice of accounting for securities transactions on a trade-date basis and the related income on a settlement-date basis, generally the third business day following the trade date. This practice does not produce results which are materially different from those which would be reported by accounting for the results on a trade-date basis.

Income taxes

The Company and its stockholder have elected to be taxed as an S Corporation. No provision has been provided for federal income taxes in the financial statements, as all income of the Company is taxed directly to the stockholder. Some state tax legislation requires that a portion of the state income tax liability relating to the Company's income be assessed at the corporate level; therefore, a state tax liability has been accrued for financial statements purposes.

AVIAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 2 - CONCENTRATION OF RISK

Cash balances

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Receivables and customers

One clearing organization accounted for 99% of the outstanding balance at December 31, 2002. Such item was fully collected in January, 2003.

NOTE 3 - STOCKHOLDER'S EQUITY

As a result of the Company's election to be treated as an S Corporation for tax purposes, taxable income for the year ended December 31, 2002 has been allocated to a stockholder's accumulated adjustments account included in retained earnings.

NOTE 4 - COMMITMENTS AND CONTIGENCIES

Leases

The Company leases various office spaces that are being properly classified as operating leases. These leases have various terms that run through August, 2007. The Company has recorded office rental expense for the year ended December 31, 2002 of $163,868.

NOTE 4 - COMMITMENTS AND CONTIGENCIES (continued)

Leases (continued)

The following represents the minimum lease payments due for each of the next five years.

Year ending	Office space
December 31, 2003	$ 326,658
December 31, 2004	338,472
December 31, 2005	348,804
December 31, 2006	357,660
December 31, 2007	206,946
	$ 1,578,540

Letter of credit

On September 5, 2002, the Company secured an Irrevocable Standby Letter of Credit from Fleet Bank in the amount of $155,412 as required in a lease agreement for office space. The Company is required to maintain a deposit account of $155,412 at Fleet Bank until expiration of the letter of credit on September 1, 2007.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $511,638 at December 31, 2002, which was greater than required net capital of $100,000 by $411,638. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 0.48 to 1.

AVIAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 6 - DEPOSITS WITH CLEARING BROKER

The amount that the Company has on deposit with clearing broker at December 31, 2002, consists of the following:

	Financial Statement Classification	Carrying Amount
Bank of New York	Cash	$ 251,194

NOTE 7 - RELATED PARTIES

Included in payroll, commissions, and related expenses is $437,711 paid to Avian Research, Inc. for research purchased by the Company. All transactions took place at arm's length and in the ordinary course of business.

NOTE 8 - LOANS FROM STOCKHOLDER

The Company receives advances from its sole stockholder. Scheduled repayment has not been set. The amount outstanding at December 31, 2002 is $14,722.

NOTE 9 - DEPRECIATION

Depreciation expense for the year ended December 31, 2002 was $14,729.

NOTE 10 - EXEMPTION FROM RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section K(2)(ii), as all customer transactions are cleared through another broker on a fully disclosed basis. As a result, there were no reserve requirements.

NOTE 11 - SUBSEQUENT EVENTS

Effective January 1, 2003, Avian Securities, Inc. liquidated and distributed its assets to its stockholder. The assets were subsequently transferred to a new entity, Avian Securities, LLC, which continued operations in the same manner as its predecessor.

SUPPLEMENTARY INFORMATION

AVIAN SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2002

Capital - stockholder's equity	$ 767,864
Deductions - non-allowance items	256,226
Net capital	$ 511,638
Total aggregate indebtedness	$ 244,132
Minimum net capital requirement of broker/dealer (The greater of 6-2/3% of aggregate indebtedness, as defined, or $100,000)	$ 100,000
Excess net capital	$ 411,638
Ratio of aggregate indebtedness to net capital	0.48 to 1

Note: there is no difference between the net capital computation above and that per the unaudited FOCUS report.

See accompanying auditor's report.

BOSTON OFFICE
101 Federal Street
Suite 1908
Boston, MA 02110
617. 342. 7033

Gosule, Butkus & Jesson, LLP
CERTIFIED PUBLIC ACCOUNTANTS
480 Adams Street • Milton, MA 02186
617.698.3950 • Fax 617.696.1596

CAPE COD OFFICE
67 School Street
Hyannis, MA 02610
508. 771. 8577
Fax 508. 775. 7526

January 17, 2003

Mr. Avi Cohen
Avian Securities, Inc.
100 Boylston Street, 4th Floor
Boston, Massachusetts 02116

In planning and performing our audit of the financial statements of Avian Securities, Inc. ("the Company") for the year ended December 31, 2002, on which we have issued our report dated January 17, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or such practices and procedures to future period is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely yours,

Gosule, Butkus, Jesson, LLP

Gosule, Butkus & Jesson, LLP
Certified Public Accountants

Accepted:

By:______________________

Date: 2/7/03